SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On July 6, 2004, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein. This report on Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

Exhibit 1

ELBIT VISION SYSTEMS LTD. ANNOUNCES EFFECTIVENESS
OF REGISTRATION STATEMENT COVERING THE RESALE
OF UP TO 10,304,006 EVS ORDINARY SHARES

Yoqneam, Israel, July 6, 2004 – Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB) announced today that the registration statement covering the resale of EVS ordinary shares which were issued to or may be acquired by investors pursuant to recent private placement transactions has been declared effective by the United States Securities and Exchange Commission.

The registration statement on Form F-3 which was declared by the SEC covers the resale from time to time by the selling shareholders named therein of 8,599,912 issued and outstanding ordinary shares and an additional 1,704,094 shares which are issuable under the terms of outstanding warrants.

About the Company:
Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the industrial, web and microelectronics industries. Company product lines improve product quality and increase production efficiency in the textile, automotive, non-woven, plastics, wafer and LCD industries.

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, share price, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: July 6, 2004